Mail Stop 0510

      May 27, 2005

Mr. Richard C. Levin
Chief Executive Officer, President
and Chief Financial Officer, Spherix Incorporated
12051 Indian Creek Court
Beltsville, Maryland 20705

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 10-Q for the period ended March 31, 2005
		File No. 0-5576


Dear Mr. Levin:

		We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Liquidity and Capital Resources, page 17

2. We have reviewed your response to comment 6. Please revise your proposed disclosure to discuss the interest rates on your debt obligations. Please refer to note 46 to SEC Release 33-8350.

Statements of Operations, page 21

3. We have reviewed your response to comment 8. Please provide us with a detailed explanation as to the reasons for the reallocation of rent expense. Please tell us the individual components of the overall reallocation including the amounts involved.

*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Scott Watkinson at (202) 551-3741 or me at
(202) 551-3769 with any other questions.

								Sincerely,



								Rufus Decker
								Accounting Branch Chief

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Mr. Richard C. Levin
Spherix Incorporated
May 27, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE